1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 10, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC January 2017 Revenue Report

Hsinchu, Taiwan, R.O.C. – Feb. 10, 2017 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for January 2017: On a consolidated basis, revenues for January 2017 were approximately NT$76.62 billion, a decrease of 1.9 percent from December 2016 and an increase of 8.1 percent from January 2016.

TSMC December Revenue Report (Consolidated):

(Unit:NT$ million)
Period	January 2017	December 2016	M-o-M Increase (Decrease) %	January 2016	Y-o-Y Increase (Decrease) %
Net Revenues	76,616	78,112	(1.9)	70,855	8.1

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016
Jan.	Net sales	76,616,258	70,855,235

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC China*	39,963,013	4,096,080

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	320,778,259	38,603,276

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	27,458,184	4,725,900
	Mark to Market Profit/Loss	101,640	(29,902)
	Unrealized Profit/Loss	23,987	(40,879)
Expired Contracts	Notional Amount	29,562,470	5,487,600
	Realized Profit/Loss	113,782	9,534
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	8,008,397
	Mark to Market Profit/Loss	19,499
	Unrealized Profit/Loss	41,765
Expired Contracts	Notional Amount	7,208,467
	Realized Profit/Loss	55,919
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	477,426
	Mark to Market Profit/Loss	8,064
	Unrealized Profit/Loss	12,610
Expired Contracts	Notional Amount	414,037
	Realized Profit/Loss	1,441
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	46,597	6,255,980
	Mark to Market Profit/Loss	(87)	35,498
	Unrealized Profit/Loss	(98)	5,199
Expired Contracts	Notional Amount	56,025	2,396,445
	Realized Profit/Loss	801	3,378
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Future
Margin Payment		(25,640)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,684,101
	Mark to Market Profit/Loss	2,045,752
	Unrealized Profit/Loss	(8,251)
Expired Contracts	Notional Amount	294,248
	Realized Profit/Loss	266
Equity price linked product (Y/N)		N